Exhibit 12(c)

LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$539	$603	$553	$551	$331	$419
Adjustment to reflect earnings from equity method investments on a cash basis (a)	—	(1)	(1)	(1)	33	(1)
	539	602	552	550	364	418

Total fixed charges as below	165	189	173	151	157	153

Total earnings	$704	$791	$725	$701	$521	$571

Fixed charges, as defined:
Interest charges (b) (c)	$159	$181	$167	$145	$151	$147
Estimated interest component of operating rentals	6	8	6	6	6	6

Total fixed charges	$165	$189	$173	$151	$157	$153

Ratio of earnings to fixed charges	4.3	4.2	4.2	4.6	3.3	3.7

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.
(c)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.